HUMANIGEN, INC.

533 Airport Boulevard, Suite 400

Burlingame, California 94010

November 27, 2019

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3561

Attention: Christine Westbrook

Re:	Humanigen, Inc.

Registration Statement on Form S-1

Filed November 20, 2019

File No. 333-234801

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-1 filed with the U.S. Securities and Exchange Commission on November 20, 2019 be accelerated so that the same will become effective at 4:30 p.m. Eastern Time on December 2, 2019, or as soon thereafter as practicable.

Very truly yours,

HUMANIGEN, INC.

By:	/s/	Cameron Durrant
Name:		Cameron Durrant, M.D., MBA
Title:		Chairman of the Board and Chief Executive Officer

cc:	Kevin L. Vold